UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 18, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•          KPN completes acquisition of ISP Freeler, dated February 18, 2005.

Press release

Date
February 18, 2005
KPN completes acquisition of ISP Freeler	Number
007pe

KPN and ING have today reached final agreement concerning the acquisition by KPN of ISP Freeler. An announcement was made on 9 December 2004 that a letter of intent had been signed.

Freeler was established in September 1999 as an initiative of ING Bank, insurance company Nationale-Nederlanden and Postbank. Freeler has about 60 staff and more than 145,000 active customers.

The financial details on this transaction will not be made public.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 22, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel